Medifirst Solutions, Inc.
4400 N. Federal Hwy
Suite 54
Boca Raton FL 33431

April 25, 2012
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Medifirst Solutions, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed On March 29, 2012
File No.  333-178825

Dear Mr. Webb:

We have reviewed your letter of April 20, 2012. Included herewith is Amendment No. 4 to our registration statement in Form S-1.

We are responding to your comments in the order in which they appeared in your letter.

Management’s Discussion and Analysis or Plan of Operation, page 17

1.	We have amended the registration statement as requested by this comment

Recent Sales of Unregistered Securities, page II-2

2.
We have  attached to this letter the supplemental information requested by your comment.  In addition, enclosed is the form of Subscription Agreement used. No offering memorandum was used in connection with the sales.

Consent

3.	We have included the updated auditors consent letter.

Very truly yours,

/s/ Bruce Schoengood

President and Chief Executive Officer

MEDIFIRST SOLUTIONS, INC.

SUBSCRIPTION AGREEMENT

FOR U.S. RESIDENTS

SUBSCRIPTION # _____

The undersigned “Subscriber”, on the terms and conditions herein set forth, hereby irrevocable submits this subscription (the “Subscription”) to MEDIFIRST SOLUTIONS, INC., a Nevada corporation (the “Company”), in connection with a private placement by the Company (the “Offering”) of shares of common stock, as described below.

1.           Subscription for the Purchase of Shares.

1.1           Shares Being Offered for Sale.  The Company is offering the Shares at a purchase price  listed below. The shares are newly issued shares of the Company’s common stock, par value $0.0001 ("Common Stock").

Shares Purchased	$___________

The private placement is being made to both “non-accredited” and “accredited” investors within the meaning of Rule 501 of Regulation D promulgated by the Securities Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”).

1.2           Offer to Purchase.  Subscriber hereby irrevocably offers to purchase the Shares and tenders, herewith, the total price noted in the table above payable to the order of  MEDIFIRST SOLUTIONS, INC. Subscriber recognizes and agrees that  (i) this subscription is irrevocable and, if Subscriber is a natural person, shall survive Subscriber’s death, disability or other incapacity, and (ii) the Company has complete discretion to accept or to reject this Subscription in its entirety and shall have no liability for any rejection of this Subscription.  This Subscription shall be deemed to be accepted by the Company only when the Company executes the Subscription Agreement.

1.3           Effect of Acceptance.  Subscriber hereby acknowledges and agrees that on the Company’s acceptance of this Subscription, this Agreement shall become a binding and fully enforceable agreement between the Company and the Subscriber.  As a result, on acceptance by the Company of this Subscription, Subscriber will become the record and beneficial holder of the Shares and the Company will be entitled to the purchase price of the Shares.

2.           Representation as to Investor Status.

2.1           Accredited Investor.  In order for the Company to sell the Shares in conformance with state and federal securities laws, the following information must be obtained regarding Subscriber’s investor status.  Please initial each item applicable to you as an investor in the Company.

_____           (a)           A natural person whose net worth, either individually or jointly with such person’s spouse, at the time of Subscriber’s purchase, exceeds $1,000,000;

_____           (b)           A natural person who had an individual income in excess of $200,000, or joint income with that person’s spouse in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

_____           (c)           A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

_____           (d)           A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

_____           (e)           An insurance company as defined in section 2(13) of the Exchange Act;

_____           (f)           An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act;

_____           (g)           A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_____           (h)           A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_____           (i)           An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_____           (j)           A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_____           (k)           An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust or partnership, not formed for the specific purpose of acquiring Shares, with total assets in excess of $5,000,000;

_____           (l)           A director or executive officer of the Company;

_____           (m)           A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring Shares, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

_____           (n)           An entity in which all of the equity owners qualify under any of the above subparagraphs.

_____           (o)           Subscriber does not qualify under any of the investor categories set forth in (a) through (l) above.

2.2           Net Worth.  The term “net worth” means the excess of total assets over total liabilities.  In calculating net worth, Subscriber may include the estimated fair market value of his or her principal residence as an asset.

2.3           Income.  In determining individual “income,” Subscriber should add to Subscriber’s individual taxable adjusted gross income (exclusive of any spousal income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

2.4           Type of Subscriber.  Indicate the form of entity of Subscriber:

☐	Individual

☐	Corporation

☐	Limited Partnership

☐	General Partnership

☐	Revocable Trust

☐	Other Type of Trust (indicate type): _____________________

☐	Other (indicate form of organization): _____________________

(a)           If Subscriber is not an individual, indicate the approximate date Subscriber entity was formed:  _____________________.

(b)           If Subscriber is not an individual, initial the line below which correctly describes the application of the following statement to Subscriber’s situation:  Subscriber (i) was not organized or reorganized for the specific purpose of acquiring the Shares and (ii) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in Subscriber.

 ____ True

 ____ False

If the “False” box is checked, each person participating in the entity will be required to fill out a Subscription Agreement.

2.5           Other Representations and Warranties of Subscriber.  Subscriber hereby represents and warrants to the Company as follows:

(a)           The Shares are being acquired for Subscriber’s own account for investment, with no intention by Subscriber to distribute or sell any portion thereof within the meaning of the Securities Act, and will not be transferred by Subscriber in violation of the Securities Act or the then applicable rules or regulations thereunder.  No one other than Subscriber has any interest in or any right to acquire the Shares.  Subscriber understands and acknowledges that the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but Subscriber.

(b)           Subscriber’s financial condition is such that Subscriber is able to bear the risk of holding the Shares that Subscriber may acquire pursuant to this Agreement, for an indefinite period of time, and the risk of loss of Subscriber’s entire investment in the Company.

(c)           Subscriber has received, has read and understood and is familiar with this Subscription Agreement.

(d)           The Company has made available all additional information which Subscriber has requested in connection with the Company and its representatives and Subscriber has been afforded an opportunity to make further inquiries of the Company and its representatives and the opportunity to obtain any additional information (to the extent the Company has such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of information furnished by the Company to Subscriber.

(e)           No representations or warranties have been made to Subscriber by the Company, or any representative of the Company, or any securities broker/dealer, other than as set forth in this Subscription Agreement.

(f)           Subscriber has investigated the acquisition of the Shares to the extent Subscriber deemed necessary or desirable and the Company has provided Subscriber with any reasonable assistance Subscriber has requested in connection therewith.

(g)           Subscriber, either personally, or together with his advisors (other than any securities broker/dealers who may receive compensation from the sale of any of the Shares), has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of purchasing the Shares and of making an informed investment decision with respect thereto.

(h)           Subscriber is aware that Subscriber’s rights to transfer the Shares are restricted by the Securities Act and applicable state securities laws, and Subscriber will not offer for sale, sell or otherwise transfer the Shares without registration under the Securities Act and qualification under the securities laws of all applicable states, unless such sale would be exempt therefrom.

(i)           Subscriber understands and agrees that the Shares it acquires have not been registered under the Securities Act or any state securities act in reliance on exemptions therefrom and that the Company has no obligation to effectuate any such registration.  Subscriber further acknowledges that Subscriber is purchasing the Shares with a private placement memorandum being furnished.

(j)           The Subscriber has had an opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the undersigned. Subscriber understands that no person other than the Company has been authorized to make any representation and if made, such representation may not be relied on unless it is made in writing and signed by the Company. The Company has not, however, rendered any investment advice to the undersigned with respect to the suitability

(k)           Any certificate representing the Common Stock will be endorsed with a restrictive legend similar to the following:

THIS STOCK MAY NOT BE VOLUNTARY TRANSFERRED, SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF UNLESS (I)(A) SUCH TRANSFER OR OTHER DISPOSITION IS COVERED BY A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933 OR (B) IN THE OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION, SUCH TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THAT ACT OR (C) A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION SATISFACTORY TO COUNSEL TO THE CORPORATION SHALL HAVE BEEN OBTAINED WITH RESPECT TO SUCH TRANSFER OR OTHER DISPOSITION AND (II) SUCH TRANSFER OR OTHER DISPOSITION IS MADE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS.

(l)           Subscriber also acknowledges and agrees to the following:

(i)           an investment in the Shares is speculative and involves a high degree of risk of loss of the entire investment in the Company; and

(ii)           there is no assurance that a public market for the Shares will be available and that, as a result, Subscriber may not be able to liquidate Subscriber’s investment in the Shares should a need arise to do so.

(m)           Subscriber is not dependent for liquidity on any of the amounts Subscriber is investing in the Shares.

(n)           Subscriber’s address set forth below is his or her correct residence address.

(o)           Subscriber has full power and authority to make the representations referred to herein, to purchase the Shares and to execute and deliver this Subscription Agreement.

(p)           Subscriber understands that the foregoing representations and warranties are to be relied upon by the Company as a basis for the exemptions from registration and qualification of the sale of the Shares under the federal and state securities laws and for other purposes.

The foregoing representations and warranties are true and accurate as of the date hereof and shall survive such date.  If any of the above representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription, Subscriber shall give prompt notice of such fact to the Company by telegram, or facsimile or e-mail,  specifying which representations and warranties are not true and accurate and the reasons therefor.

3.           Indemnification.  Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein, and that the Company is relying on such representations and warranties in making the determination to accept or reject this Subscription.  Subscriber hereby agrees to indemnify and hold harmless the Company and each employee and agent thereof from and against any and all losses, damages or liabilities due to or arising out of a breach of any representation or warranty of Subscriber contained in this Subscription Agreement.

4.           Transferability.  Subscriber agrees not to transfer or assign this Subscription Agreement, or any interest herein, and further agrees that the assignment and transferability of the Shares acquired pursuant hereto shall be made only in accordance with applicable federal and state securities laws.

5.           Termination of Agreement; Return of Funds.  In the event that, for any reason, this Subscription is rejected in its entirety by the Company, this Subscription Agreement shall be null and void and of no further force and effect, and no party shall have any rights against any other party hereunder.  In the event that the Company rejects this Subscription, the Company shall promptly return or cause to be returned to Subscriber any money tendered hereunder with interest.

6.           Notices.  All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, or delivered by, facsimile or e-mail to Subscriber at the address set forth below and to the Company at the address set forth on the first page of this Agreement, or at such other place as the Company may designate by written notice to Subscriber.

7.           Amendments.  Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated except in a writing signed by Subscriber and the Company.

8.           Governing Law.  This Subscription Agreement and all amendments hereto shall be governed by and construed in accordance with the laws of the State of Nevada.

9.           Headings.  The headings in this Subscription Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Subscription Agreement or of any part hereof.

[remainder of page intentionally left blank]

INDIVIDUALS

In witness whereof, the parties hereto have executed this Agreement as of the dates set forth below.

Dated:   _______________, 2011

Signatures:	__________________________________________

Name (Please Print):	__________________________________________

Residence Address:	__________________________________________

__________________________________________

__________________________________________

Social Security Number:	__________________________________________

MEDIFIRST SOLUTIONS, INC.,
a Nevada corporation

Dated: _______________, 2011	By: ______________________
Bruce Schoengood
Its: President

CORPORATIONS, PARTNERSHIPS, TRUSTS OR OTHER ENTITIES

In witness whereof, the parties hereto have executed this Agreement as of the dates set forth below.

Name of Purchaser (Please Print):		__________________________________________

Dated: ____________, 2011	By:	__________________________________________
Signature

Name (Please Print):		__________________________________________
	Title:	__________________________________________

Address:		__________________________________________

__________________________________________

__________________________________________

Taxpayer ID Number:		__________________________________________

__________________________________________

MEDIFIRST SOLUTIONS, INC., a Nevada corporation

Date: , 2011	By:	________________________
________________________
	Its:	________________________

Exhibit A

Risk Factors
_______________________

Dependence on Key Management

The success of the Company is highly dependent on the services of the Company’s management team. The loss of services of one or more members of the Company’s management team could have a material adverse effect on the Company’s financial condition and results of operation. Although the Company has agreed to enter into employment agreements with management, there can be no assurance that the Company will be able to retain such personnel in the future. The Company has no employment agreements with and maintains no life insurance policies on key executives.

Due Diligence and Tax Consequences

The Shares being offered by the Company are to be sold to Investors pursuant to the terms of a Subscription Agreement to be entered into between the Company and the Investors. Investors should consult with their own legal and financial advisors in reviewing the agreement and in making any determination to invest therein.

Broad Discretion of Management as to Use of Proceeds

The net proceeds to be received by the Company from this Subscription Agreement are not allocated for specific purposes but will be allocated to working capital and general corporate purposes. Investors will be entrusting their funds to the Company’s management, upon whose judgment they must depend, with limited information concerning the specific working capital requirements and general corporate purposes to which the funds will ultimately be applied.

Finder’s Fees

The Company may pay fees to third parties who introduce Investors to the Company.  Although structured as finder’s fees, the SEC has not provided clear guidance on the payment and structure of these fees and thus, a right of rescission may be created in the event that the SEC determines that any third party receiving a finder’s fee should have been registered as a broker-dealer.

Absence of Professional Opinion

There have been no professional opinions concerning the value of the Company the value of the assets of the Company, the net worth of the Company, the projected financial information or other matters related to this Subscription Agreement.

Arbitrary Offering Terms

The purchase price of the Shares was arbitrarily determined by the Company, was not the result of any arms-length negotiation, does not bear any relationship to the assets, book value, results of operations, net worth, or other objective criteria of value applicable to the Company and should not be considered an indication of the actual value of the Company.

Absence of Dividends

The Company has not paid any cash dividends on its common stock and it is not anticipated that any such cash dividends will be paid in the foreseeable future.  Earnings, if any, will be retained to finance future growth.

Supplemental Information in response to comment #2

Date	Number of Non-Accredited Investors	Amount Invested
Nov. 9, 2010	1	$630.00
Nov.15, 2010	1	250
Nov.18, 2010	4	3,500.00
Nov. 19, 2010	3	1,500.00
Nov. 24, 2010	1	2,000.00
Nov. 26, 2010	1	500
Nov. 27, 2010	1	500
Jan. 25, 2011	1	200
Mar.11, 2011	2	492
April 26, 2011	1	5,000.00
Oct. 24, 2011	1	500
Oct. 25, 2011	2	600
Oct. 26, 2011	2	480
Oct. 27, 2011	2	800
Nov. 22, 2011	1	1,000.00

TOTAL	24	$17,952.00